Press Release

GreenPower Announces Resignation of Sebastian Giordano;
Transition to Advisory Role

Vancouver, Canada, May 1, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that Sebastian Giordano has resigned from the Company's Board of Directors, effective May 1, 2026. Mr. Giordano will continue to support the Company in a newly created advisory capacity, ensuring a smooth transition and providing strategic guidance on key initiatives.

"On behalf of the Board and the entire GreenPower team, I want to thank Sebastian for his invaluable contributions during his tenure," said Fraser Atkinson, CEO of GreenPower.  "We are pleased that he will remain engaged with the Company as an advisor, where his expertise will continue to benefit our growth and innovation."

"It has been a privilege to serve on the Board and I look forward to continuing to support GreenPower in this new capacity," said Mr. Giordano. "The Company has a clear set of objectives, and I am pleased to contribute to its next chapter as it continues to advance its strategic initiatives."

For further information contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All rights reserved.